Exhibit 99.1

Commission File Number 001-31914

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT OF THE COMPLETION OF ISSUANCE OF THE SECOND TRANCHE OF

SUBORDINATED TERM DEBTS

Reference is made to the announcements of China Life Insurance Company Limited (the “Company”) dated 29 June and 16 July 2012.

With the approval from China Insurance Regulatory Commission, the Company has completed the issuance of RMB10 billion subordinated term debts to qualified investors who meet the relevant regulatory requirements (the “Issuance”). The Issuance is the second tranche issued within the approved limit.

The total principal amount of the Issuance is RMB10 billion, with a maturity term of 10 years. The coupon rate per annum is 4.58% for the first five years. The Company has the right to redeem the subordinated term debts at the end of the fifth year. If the Company does not exercise the redemption right, the coupon rate per annum will be 6.58% for the last five years.

The proceeds from the Issuance will be used to replenish the Company’s supplementary capital and raise the solvency ratio according to applicable laws and approvals from regulatory authorities.

By Order of the Board of China Life Insurance Company Limited Heng Kwoo Seng Company Secretary

Hong Kong, 19 November 2012

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Wan Feng, Lin Dairen, Liu Yingqi

Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong

Independent Non-executive Directors:	Sun Changji, Bruce Douglas Moore, Anthony Francis Neoh, Tang Jianbang